UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Six months ended June 30,
		2020	2019
	Notes	RMB'000	RMB'000
Net sales	5	39,787	177,431

Cost of goods sold		38,848	162,119

Gross profit		939	15,312

Other income	5	9,767	7,121
Selling and distribution expenses		(5,203)	(5,672)
Administrative expenses		(14,708)	(15,885)
Bad debt expense		(101,800)	(193,859)
Finance costs	6	(418)	(157)
Other expenses		-	(9)

Loss before taxation		(111,423)	(193,149)

Income tax expense	7	(85)	(27)

Loss attributable to shareholders		(111,508)	(193,176)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations		(91)	(51)

Total comprehensive loss for the year		(111,599)	(193,227)

Loss per share
Basic (RMB)	8	(40.82)	(96.69)
Diluted (RMB)	8	(40.82)	(96.69)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2020	As of December 31, 2019
	Notes	RMB'000	RMB'000
ASSETS
NONCURRENT ASSETS
Right-of-use assets, net	13	64,361	-
Property and equipment, net		29	35
Total noncurrent assets		64,390	35

CURRENT ASSETS
Right-of-use assets, net	13	-	5,078
Inventories, net	9	186,425	165,296
Trade receivables, net	10	35,248	177,023
Other receivables and prepayments		4,707	2,036
VAT recoverable		2,738	1,818
Restricted Cash		-	2,785
Cash and bank balances		13,482	8,212
Total current assets		242,600	362,248

TOTAL ASSETS		306,990	362,283

LIABILITIES
NON-CURRENT LIABILITIES
Lease liabilities	13	45,843	-
Total noncurrent liabilities		45,843	-

CURRENT LIABILITIES
Trade payables	11	11,371	22,577
Unearned revenue		222	619
Accrued liabilities and other payables	12	23,737	23,342
Taxes payable		804	842
Lease liabilities	13	11,316	5,793
Amounts owed to related parties	15	43,997	36,217
Total current liabilities		91,447	89,390

TOTAL LIABILITIES		137,290	89,390

NET ASSETS		169,700	272,893

EQUITY
Share capital	14	501	397
Reserves		169,199	272,496
Total stockholders' equity		169,700	272,893
		-	-

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reverse recapitalization reserve	Merger reserve	Share-based payment reserves	Statutory reserve	Capital reserve	Retained earnings	Currency translation reserve	Total equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Notes	14

Balance at January 1, 2020	397	701,944	(507,235)	58,989	125,042	135,343	61,266	(300,973)	(1,880)	272,893
Issuance of new shares for equity financing	100	7,988	-	-	-	-	-	-	-	8,088
Equity compensation - employee share-based compensation	4	-	-	-	314	-	-	-	-	318
Net loss for the year								(111,508)		(111,508)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(91)	(91)
Balance at June 30, 2020	501	709,932	(507,235)	58,989	125,356	135,343	61,266	(412,481)	(1,971)	169,700

Balance at December 31, 2018	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(289,358)	(1,762)	276,018
Initial application of IFRS 16 (Note 3)	-	-	-	-	-	-	-	(2,114)	-	(2,114)
Restated balance at January 1, 2019	306	694,048	(507,235)	58,989	124,421	135,343	61,266	(291,472)	(1,762)	273,904
Warrants exercised	19	2,888	-	-	-	-	-	-	-	2,907
Equity compensation - employee share-based compensation	2	-	-	-	307	-	-	-	-	309
Net loss for the year								(193,176)		(193,176)
Exchange difference on transaction of financial statements of foreign operations	-	-	-	-	-	-	-	-	(51)	(51)
Balance at June 30, 2019	327	696,936	(507,235)	58,989	124,728	135,343	61,266	(484,648)	(1,813)	83,893

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO., LTD AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six months ended June 30,
		2020	2019
	Notes	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation		(111,423)	(193,149)
Adjustments for
Depreciation of right-of-use assets	6	6,279	6,094
Depreciation of property, plant and equipment	6	6	6
Amortization of prepaid expenses		2,800	-
Bad debt provision of trade receivables		101,800	193,859
Share based compensation	14	318	309
Interest expense on lease liabilities	13	410	157
Operating cash flows before working capital changes		190	7,276
(Increase) decrease in inventories		(21,129)	35,826
Decrease (increase) in trade receivables		39,976	(48,546)
Increase in other receivables and prepayments		(5,473)	(1,661)
(Decrease) increase in trade payables		(11,206)	17,373
Decrease in unearned revenue		(396)	-
Decrease in taxes payable		(1,028)	(2,348)
Increase in accrued liabilities and other payables		393	1,836
Cash generated from operations		1,327	9,756
Interest paid		-	-
Income tax paid		(15)	-

Net cash generated from operating activities		1,312	9,756

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in restricted cash		2,785	1,719

Net cash generated from investing activities		2,785	1,719

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	13	(14,605)	(13,902)
Shares issued for equity financing	14	8,089	-
Warrants exercised		-	2,907
Advance from related parties	15	7,780	-

Net cash generated from (used in) financing activities		1,264	(10,995)

NET INCREASE IN CASH & EQUIVALENTS		5,361	480
CASH & EQUIVALENTS, BEGINNING OF PERIOD		8,212	9,016
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES		(91)	(51)

CASH & EQUIVALENTS, END OF PERIOD		13,482	9,445

The accompanying notes are an integral part of these consolidated financial statements.

CHINA CERAMICS CO. LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(UNAUDITED)

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operations primarily in the People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands with its shares listed on the NASDAQ Capital Market. The address of its registered office is c/o Harneys Corporate Services Limited of Tortola, British Virgin Islands. The head office of the Company is located at Junbing Industrial Zone, Jinjiang City, Fujian Province, the People’s Republic of China (“PRC”).

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split. The consolidated financial statements as of June 30, 2020 and December 31, 2019, and for the periods ended June 30, 2020 and 2019 were retroactively restated to reflect this reverse stock split.

China Ceramics and its subsidiaries’ corporate structure as of June 30, 2020 is as follows:

2.	BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the audited consolidated financial statements and related footnotes on Form 20-F for the year ended December 31, 2019 as filed with the Securities and Exchange Commission. The accompanying unaudited condensed consolidated interim financial statements reflect all normal recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. Results for the six months ended June 30, 2020 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

These interim financial statements are presented in RMB, unless otherwise stated. They were approved for issue by the Audit Committee of the Board of Directors and the Board of Directors on September 29, 2020.

These interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2019 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2020 annual financial statements. Details of any changes in accounting policies are set out in note 3.

These interim financial statements contain condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2019 annual financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

At the date of authorization of these financial statements, there was no new standards, amendments and interpretations to existing standards that were relevant to the Company have been published by the IASB but are not yet effective, and have not been adopted by the Company.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

5.	REVENUE AND OTHER INCOME

a)	An analysis of the Company’s revenue and other income is as follows:

	For the six months ended June 30,
	2020	2019
	RMB’000	RMB’000
Revenue
Sale of goods	39,787	177,431
Other income
Interest income	37	46
Consulting and management income	2,438	-
Exchange gain	149	-
Rental income	7,143	7,075

b)	Segment reporting

The Company identifies operating segments and prepares segment information based on the regular internal financial information reported to the Chief Executive Officer and executive directors, who are the Company’s chief operating decision makers, for their decisions about the allocation of resources to the Company’s business components and for their review of the performance of those components.

The Company operates principally in the manufacturing and sale of medium to high-end ceramic tiles. The Chief Executive Officer and executive directors regularly review the Company’s business as one business segment.

The business of the Company is engaged entirely in the PRC. The Chief Executive Officer and executive directors regularly review the Company’s business as one geographical segment.

6.	LOSS BEFORE TAXATION

	For the six months ended June 30,
	2020	2019
	RMB’000	RMB’000
Finance costs
Interest expense on lease liability	410	157
Bank service charge	8	-
Cost of inventories recognized as an expense (including depreciation charge of right-of-use assets for leases)	38,848	161,130
Depreciation of fixed assets	6	6
Depreciation charge of right-of-use assets for leases (included in the administrative expenses)	134	-
Research and development costs	429	6,532
Staff costs (including key management personnel remuneration)	9,310	17,114

For the six months ended June 30, 2020, the cost of inventories recognized as expense included staff costs of RMB 5.5 million (for the six months ended June 30, 2019, this figure was RMB 12.7 million), depreciation and amortization expense (including depreciation charge of right-of-use assets) of RMB 6.1 million (for the six months ended June 30, 2019, this figure was RMB 6.1 million).

7.	INCOME TAX

	For the six months ended June 30,
	2020	2019
	RMB’000	RMB’000
Current Tax:
PRC Income Tax Expense	85	27
Deferred tax expense	-	-
	85	27

British Virgin Islands Profits Tax

The Company has not been subject to any taxation in this jurisdiction for the six months ended June 30, 2020 and June 30, 2019.

Hong Kong Profits Tax

The subsidiaries in Hong Kong are subject to tax charged on Hong Kong sourced income with a statutory tax rate of 16.5% for the six months ended June 30, 2020 and 2019. No Hong Kong profits tax has been provided as the Company has no assessable profit arising in Hong Kong for the six months ended June 30, 2020 and June 30, 2019.

PRC Income Tax

The subsidiaries in the PRC are subject to the enterprise income tax in accordance with “PRC Enterprise Income Tax Law” (“EIT Law”), and the applicable income tax rate for the six months ended June 30, 2020 and June 30, 2019 is 25%.

8.	LOSS PER SHARE

	For the six months ended June 30,
	2020	2019
	RMB’000	RMB’000
Loss attributable to holders of ordinary shares (RMB’000):	(111,508)	(193,176)
Weighted average number of ordinary shares outstanding used in computing basic and diluted earnings per share*	2,731,374	1,997,868
Loss per share - basic (RMB)	(40.82)	(96.69)
Loss per share - diluted (RMB)	(40.82)	(96.69)

*	1) The weighted average number of ordinary shares effected the 3:1 reverse stock split effective on September 3, 2020 2) Warrants to purchase common stock are not included in the diluted loss per share calculations when their effect is antidilutive. For the six months ended June 30, 2020 and June 30, 2019, 1,905,784 shares (pre-reverse stock split) and 425,521 shares (pre-reverse stock split), respectively, on weighted average basis, of potential common stock related to outstanding stock warrants were excluded from the calculation of diluted net loss per share as such shares are antidilutive when there is a loss.

9.	INVENTORIES

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Raw materials	12,478	16,906
Work in progress	1,103	1,103
Finished goods	281,896	256,339
	295,477	274,348
Less: Inventory impairment provision	(109,052)	(109,052)
Total	186,425	165,296

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the six months ended June 30,
	2020	2019
	RMB’000	RMB’000
Carrying amount of inventories sold	186,425	161,130
Write down of inventories (included in cost of sales)	-	-
	186,425	161,130

10.	TRADE RECEIVABLES

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Trade receivables	632,557	672,533
Less: provision for impairment	(597,309)	(495,510)
	35,248	177,023

The Company’s trade receivables are denominated in Renminbi and non-interest bearing.

An aging analysis of the Company's trade receivables, based on the invoice date, is as follows:

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Within 90 days	5,128	35,846
Between 3 and 6 months	2,530	72,241
More than 6 months	27,590	68,936
	35,248	177,023

As of June 30, 2020, the Company is exposed to certain credit risks as 13% and 42% of the total gross trade receivables were due from the Company’s largest and five largest customers, respectively.

As of December 31, 2019, the Company is exposed to certain credit risks as 13% and 42% of the total gross trade receivables were due from the Company's largest and the five largest customers, respectively.

11.	TRADE PAYABLES

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Trade payables	11,371	22,577

Trade payables are denominated in Renminbi, non-interest bearing and generally settled within 120-day terms. All of the trade payables are expected to be settled within one year. The carrying value of trade payables is considered to be a reasonable approximation of fair value.

12.	ACCRUED LIABILITIES AND OTHER PAYABLES

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Deposits received from distributors	16,200	16,200
Accrued salary	1,382	1,208
Accrued rent, electricity and water	1,785	1,563
Accrued other taxes	1,009	1,027
Others	3,361	3,344
	23,737	23,342

The Company usually requests a deposit from RMB 400,000 to RMB 1,000,000 from new distributors upon signing a distributorship agreement as security for the performance of their obligations under the distributorship agreement.

Accrued liabilities consist mainly of accrued rental, wages and utility expenses.

The carrying value of accrued liabilities and other payables is considered to be a reasonable approximation of fair value.

13.	LEASES

(a)	Amounts recognized in the consolidated statement of financial position

The carrying amounts of right-of-use assets for lease, and lease liabilities are as below:

Right-of-use assets	RMB’000
Net book amount at January 1, 2020	5,078
Net book amount at June 30, 2020	64,361

Lease liabilities	RMB’000
Net book amount at January 1, 2020	5,793
Net book amount at June 30, 2020 (current of 11,316 and non-current of 45,843)	57,159

(b) Amounts recognized in the consolidated income statement

The consolidated income statement shows the following amounts relating to leases:

	Six months ended June 30
	2020	2019
	RMB’000	RMB’000
Depreciation charge of right-of-use assets	6,279	6,094
Interest expense	410	157

The total cash outflow in financing activities for leases during the six months ended June 30, 2020 and 2019 was RMB 14,605,004 and 13,902,000, respectively.

14.	SHARE CAPITAL

As of
	June 30, 2020		December 31, 2019
	Number	US$	Number	US$
	of shares	’000	of shares	’000
Authorized:
Ordinary shares of US$ 0.024 each (post-reverse stock split)	50,000,000	1,200	50,000,000	1,200

	June 30, 2020
	Number	RMB
	of shares	’000
Outstanding and fully paid (post-reverse stock split):
Ordinary shares of US$0.024 each (post-reverse stock split)
At January 1, 2020 (post-reverse stock split)	2,435,662	397
Issuance of new shares (post-reverse stock split)	589,872	100
Issuance of new shares – share-based compensation (post-reverse stock split)	25,333	4
At June 30, 2020 (post-reverse stock split)	3,050,867	501

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 common shares (pre-reverse stock split), at a purchase price of $0.75 per share. Concurrently with the sale of the Common Shares, the Company also sold Warrants to purchase 1,200,000 common shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes.

The Placement Agent also received five-year Warrants to purchase up to a number of Common Shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the Warrants granted to investors and the Placement Agent is RMB 5,250,000. The fair value of the Warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plan, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date	December 18, 2019
Share price at date of grant (pre-reverse stock split)	US$	0.68
Exercise price at date of grant (investors and placement agent, respectively) (pre-reverse stock split)	US$	0.82 & 0.9375
Volatility		141%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		1.74%
Average fair value at grant date	US$	0.598

On May 22, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,102,950 common shares (pre-reverse stock split), at a purchase price of $0.68 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold Warrants to purchase 1,102,950 Common Shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

The Placement Agent also received five-year Warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants having substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

The total fair value of the Warrants granted to investors and the Placement Agent is RMB 3,552,000. The fair value of the Warrants granted were determined using a variation of the Black-Scholes Option Pricing Model that takes into account factors specific to the share incentive plans, such as the vesting period. The following principal assumptions were used in the valuation:

Grant date (investors and placement agent, respectively)	May 27 and May 25, 2020
Share price at date of grant (investors and placement agent, respectively) (pre-reverse stock split)	US$	0.59 & 0.64
Exercise price at date of grant (investors and placement agent, respectively) (pre-reverse stock split)	US$	0.79 & 0.85
Volatility		100%
Warrant life		5 years
Dividend yield		0%
Risk-free interest rate		0.34%
Average fair value at grant date	US$	0.416

Following is a summary of the warrant activity (pre-reverse stock split) for the six months ended June 30, 2020:

	Number of Warrants	Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Outstanding at December 31, 2019	1,669,437	$1.52	4.38
Exercisable at December 31, 2019	1,669,437	1.52	4.38
Issued	1,213,245	0.80	5.00
Outstanding at June 30, 2020	2,882,682	1.21	4.35
Exercisable at June 30, 2020	2,882,682	$1.21	4.35

On January 8, 2020, the Company executed a subscription agreement in connection with a $500,000 private placement of its ordinary shares with three accredited investors at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

From January to December 31, 2019, the Company issued aggregate of 94,862 shares (pre-reverse stock split) to its Chief Financial Officer as a stock compensation expense. The fair value of 94,862 shares (pre-reverse stock split) was RMB 627,000.

From January to June 30, 2020, the Company issued aggregate of 75,999 shares (pre-reverse stock split) to its Chief Financial Officer as a stock compensation expense. The fair value of 75,999 shares (pre-reverse stock split) was RMB 317,930.

15.	RELATED PARTY TRANSACTIONS

Apart from those discussed elsewhere in these condensed consolidated financial statements, the following are significant related party transactions entered into between the Company and its related parties at agreed rates:

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Amounts owed to related parties	43,997	36,217

Mr. Huang Jia Dong, the Founder and Chairman of Hengda and the former Chief Executive Officer and one of the directors of the Company, and Mr. Wong Kung Tok, formerly one of the Company’s significant shareholders, provide working capital loans to the Company from time to time during the normal course of its business. These loans amounted to RMB 35,057,000 and RMB 35,057,000 as of June 30, 2020 and December 31, 2019, respectively. These loans are interest free, unsecured and repayable on demand. Mr. Huang and Mr. Wong are brothers-in-law.

As of June 30, 2020 and December 31, 2019, the Company had a loan of US$ 167,000 (equivalent to RMB 1,160,000) and US$ 167,000 (equivalent to RMB 1,160,000), respectively, payable to Sound Treasure Limited, an affiliate of Mr. Huang Jia Dong and a shareholder of the Company. This loan is interest free, unsecured and repayable on demand.

As of June 30, 2020, and December 31, 2019, the Company had a loan of RMB 7,780,000 and RMB nil, respectively, payable to Mr. Alex Ng, who is the executive director of the Company. This loan is interest free, unsecured and repayable on demand.

16.	COMMITMENTS

(a)	Operating lease commitments

The Company had several operating leases including 1) a series of five-year leases of production factories, warehouses and employees’ hostel in Jingjiang City, Fujian Province, from unrelated parties under non-cancellable operating lease arrangements, 2) a two-year office lease in Chengdu City, Sichuan Province, and 3) a two-year office lease in Hong Kong. These leases have varying terms and the total future minimum lease payments of the Company under these non-cancellable operating leases are payable as follows:

	As of
	June 30, 2020	December 31, 2019
	RMB’000	RMB’000
Within one year	14,686	5,792
After one year and within five years	49,656	-
	64,342	5,792

(b)	Capital commitments

The Company’s capital expenditures consist of expenditures on property, plant and equipment and capital contribution. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	As of
	June 30, 2020	December 31,2019
	RMB’000	RMB’000
Contracted for capital commitment in respect of capital contribution to its wholly foreign owned subsidiary in the PRC:
Chengdu Future	30,000	30,000

17.	SUBSEQUENT EVENTS

The Company has evaluated all events that have occurred subsequent to June 30, 2020 through the date that the consolidated financial statements were issued. Management has concluded that no subsequent events required disclosure in these financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a “blank check” company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through its operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles sold under the “HD” or “Hengda”, “HDL” or “Hengdali”, “TOERTO” and “WULIQIAO” brands, are available in over two thousand styles, colors and size combinations. Currently, we have five principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, and (v) polished glazed tiles. Porcelain tiles are our best-selling products, accounting for 76.61% and 72.55% of our total revenue for the six months ended June 30, 2020 and June 30, 2019, respectively.

The Company’s combined facilities currently provide an aggregate annual maximum production capacity of approximately 51.6 million square meters (excluding 10 million square meters that is leased out) as of June 30, 2020. In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle. Therefore, for the term of the eight-year lease, the Company may only produce up to 28.8 million square meters of ceramic tiles from its Hengdali facility. In 2017, two old furnaces were retired at the Hengda facility and in July of 2018, Hengda retired two more old furnaces which caused Hengda’s annual maximum production capacity to be reduced to approximately 22.8 million, and total effective annual production capacity to 51.6 million ceramic tiles for both Hengda and Hengdali as of June 30, 2020.

Due to challenging economic conditions associated with the COVID-19 pandemic, for the six months ended June 30, 2020, we utilized production facilities capable of producing 2.6 million square meters ceramic tiles, as compared with the six months ended June 30, 2019, when we utilized production facilities capable of producing 6.0 million square meters. During the six months ended June 30, 2020, we had 12 production lines available for production, two of which were in use as of June 30, 2020. When in operation, each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

On November 20, 2019, we incorporated a 100% owned operating subsidiary Chengdu Future Talented Management and Consulting Co, Ltd (“Chengdu Future”) in China. Chengdu Future is engaged in business management and consulting services. On December 3, 2019, Success Winner incorporated a 100% owned subsidiary Antelope Enterprise Holdings Limited (“Antelope Holdings”) in Hong Kong. Antelope Holdings only serves the purpose of a holding company. On May 9, 2020, Antelope Holdings incorporated a 100% wholly foreign-owned subsidiary (“WFOE”) Antelope Holdings (Chengdu) Co., Limited (“Antelope Chengdu”) in Chengdu, China, that provides fintech solutions which includes the development of blockchain software.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern” and a global pandemic. We experienced (and continued to experience) significant adverse impacts resulting from COVID-19 pandemic and the related public health orders. The COVID-19 pandemic disrupted supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. Our factories were closed from the beginning of the Lunar New Year Holiday through the end of February. During the six months ended June 30, 2020, we continually experienced reduced demand for our products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. The impact of the COVID-19 outbreak had a material adverse impact on the demand of our products.

On September 3, 2020, the Company effected a reverse stock split, every three issued and outstanding ordinary shares as of the effective date will automatically be combined into one issued and outstanding share. Consequently, the reverse stock split will reduce the number of outstanding ordinary shares of the Company from approximately 9.2 million shares to approximately 3.1 million shares, and the par value per share will increase from $0.008 to $0.024. All outstanding stock options, warrants and other rights to purchase the Company's ordinary shares will be adjusted proportionately as a result of the reverse stock split. The consolidated financial statements as of June 30, 2020 and December 31, 2019, and for the periods ended June 30, 2020 and June 30, 2019 were retroactively restated to reflect this reverse stock split.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2020 and has been prepared based on the consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries. The consolidated financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, or “IASB.” The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments that have been measured at fair value.

The business combination on November 20, 2009 has been accounted for as a reverse recapitalization. The acquisition agreement resulted in the former owner of Success Winner obtaining effective operating and financial control of the combined entity. Prior to the acquisition, we had no operating business. Accordingly, the acquisition does not constitute a business combination for accounting purposes and is accounted for as a capital transaction. That is, the transaction is in substance a reverse recapitalization, equivalent to the issuance of equity interests by Success Winner for the net monetary assets of China Ceramics accompanied by a recapitalization. The consolidated financial statements are a continuation of the financial statements of Success Winner. The assets and liabilities of China Ceramics are recognized at their carrying amounts at the date of acquisition with a corresponding credit to the consolidated equity and no goodwill or other intangible assets are recognized. The equity of the combined entity recognized at the date of acquisition represents the equity balances of Success Winner together with the deemed proceeds from the reverse recapitalization determined as described above. However, the equity structure presented in the consolidated financial statements (number and values of equity instruments issued) reflects the equity structure of the legal parent, China Ceramics. Costs directly attributable to the transaction have been debited to equity to the extent of net monetary assets received.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2020 and June 30, 2019, respectively:

RMB(‘000)	June 30, 2020	June 30, 2019
Revenue	39,787	177,431
Cost of sales	(38,848)	(162,119)
Gross profit	939	15,312
Other income	9,767	7,121
Other expenses	-	(9)
Selling and distribution expenses	(5,203)	(5,672)
Administrative expenses	(14,708)	(15,885)
Bad debt expense	(101,800)	(193,859)
Finance costs	(418)	(157)
Loss before taxation	(111,423)	(193,149)
Income tax expenses	(85)	(27)
Loss attributable to shareholders	(111,508)	(193,176)

Description of Selected Income Statement Items

Revenue.  We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. Conversely, our sales were lower between the months of January to March. This is because property developing activities tend to be low due to the effects of cold weather and the PRC Spring Festival. Beginning on July 1, 2016, we reduced the selling price of certain of our slow-moving products by 10% with the goal of turning some of this inventory into cash. Beginning on October 1, 2016, in order to generate sales and move inventory, we instituted a 20% reduction in price of our slow-moving products. However, in 2017, we increased the pricing of our ceramic tile products by an average of 20%. Although we increased our average selling price twice with 10% product raises in 2017, we were not able to return to the price levels achieved prior to 2016. In April of 2018, we increased the pricing of our ceramic tile products by an average of 5%, but the sales did not improve as we expected, but decreased sharply due to a slowdown of the real estate industry. Therefore, we decreased the pricing of our ceramic tile products by an average of 10% in July 2018 to respond to the difficult market conditions. In October 2019, we further decreased the pricing of our ceramic tile products by an average of 15%. However, while the 15% price decrease in October 2019 helped boost sales volume in the latter half of the fiscal year, it did not offset the fall in our sales volume due to deteriorating market conditions that persisted through the entire year of 2019. In December 2019, the outbreak of COVID-19 constituted a “Public Health Emergency of International Concern” and a global pandemic. The COVID-19 pandemic disrupted supply chains and affecting production and sales across a range of industries as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. Our factories were closed from the beginning of the Lunar New Year Holiday through the end of February. During the six months ended June 30, 2020, we experienced reduced demand for our products and an increased level of purchase order cancellations as a result of the COVID-19 pandemic. Revenue decreased by 77.6% for the six months ended June 30, 2020, as compared to the six months ended June 30, 2019, mainly due to the 73.4% decrease in sales volume resulting from the material adverse impact from the COVID-19 outbreak which caused a substantial slowdown of China’s economy, especially in the manufacturing and the real estate sectors.

Cost of sales.  Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay;

•	Availability and price of coal; and

•	Availability and price of dyes; and

•	Price of energy.

Clay is a key material for making ceramic tiles, and accounted for approximately 20.2% and 16.7% of our cost of sales for the six months ended June 30, 2020 and 2019, respectively. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Dyes are another key material for making ceramic tiles, and accounted for approximately 26.9% and 19.7% of our cost of sales for the six months ended June 30, 2020 and 2019, respectively. A number of dyes are used in ceramic tiles, and the prices of different dyes have experienced fluctuations over the past few years.

Coal is another key material for making ceramic tiles during the firing stage. Coal accounted for approximately 6.0% and 5.4% of our cost of sales for the six months ended June 30, 2020 and 2019, respectively. We have long-term relationships with our coal suppliers. The price of coal has experienced fluctuations over the past few years. The Company’s Hengda facility used natural gas instead of coal for manufacturing ceramic tiles, and natural gas accounted for approximately 7.0% and 5.5% of our cost of sales for the three months ended June 30, 2020 and 2019.

Other income and other expenses.  Other income consists of interest income, foreign exchange gain, gain on disposal of equipment and rental income by leasing out one of its production lines. Other expenses primarily consist of foreign exchange loss and loss on disposal of equipment. In addition, we had RMB 2,437,000 in technology consulting income from our newly incorporated subsidiary Chengdu Future during the six months ended June 30, 2020.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses, transportation and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of R&D expense, employee remuneration, payroll taxes and benefits, general office expenses, depreciation. We expect administrative expenses to remain constant as compared to the prior year; however, we had decreased R&D expenses in the six months ended June 30, 2020 comparing with the same period of 2019.

Income taxes. Our subsidiaries in the PRC are subject to the PRC Enterprise Income Tax Law, and the applicable income tax rate pursuant to such law for the six months ended June 30, 2020 and 2019 is 25%.

Results of Operations

Six Months Ended 2020 Compared to the Six Months Ended 2019

Revenue.  The following table sets forth the breakdown of revenue, by product categories, for the six months ended June 30, 2020 and June 30, 2019:

Revenue RMB (000)	2020	Percentage	2019	Percentage
Porcelain	30,481	76.6%	128,735	72.6%
Glazed Porcelain	637	1.6%	2,565	1.4%
Glazed	861	2.2%	3,078	1.7%
Rustic	3,707	9.3%	25,724	14.5%
Polished Glazed	4,101	10.3%	17,329	9.8%
Total	39,787	100.0%	177,431	100.0%

Revenue was to RMB 39.8 million (US$ 5.6 million) for the six months ended June 30, 2020, compared to RMB 177.4 million (US$ 26.2 million) for the six months ended June 30, 2019, representing a decrease of RMB 137.6 million, or 77.6%. The decrease in revenue was primarily due to the decrease in sales volume of 73.4%, and a decrease in average selling price of 15.8% as a result of the continuance from the 15% price deduction in October 2019; we did not make any price adjustments during the six months ended June 30, 2020. The decrease in revenue was due to the outbreak of COVID-19, which significantly reduced our sales orders due to the country-wide economic slowdown, especially in the manufacturing and real estate sectors. Our production was halted for most of the month of February and our logistics functions were not fully operational in certain regions as these regions remained closed through April . Our customers held back purchases as they were cautious as to the resumption of normal economic activity and our sales only began to slowly ramp near the end of the six months ended June 30, 2020.

Porcelain tiles. Revenue from the sales of porcelain tiles decreased 76.3%, from RMB 128.7 million (US$ 18.9 million) for the six months ended June 30, 2019 to RMB 30.5 million (US$ 4.3 million) for the six months ended June 30, 2020. The decrease was primarily attributable to a decrease in our sales volume for the six months of 2020 as compared to the same period of 2019. Porcelain tiles for exterior walls are still our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles. Revenue from glazed porcelain tiles decreased 75.2%, from approximately RMB 2.6 million (US$ 0.4 million) for the six months ended June 30, 2019 to RMB 0.6 million (US$ 0.09 million) for the six months ended June 30, 2020.

Glazed tiles. Revenue from glazed tiles decreased 72.0%, from RMB 3.1 million (US$ 0.5 million) for the six months ended June 30, 2019 to RMB 0.9 million (US$ 0.1 million) for the six months ended June 30, 2020.

Rustic tiles. Revenue from rustic tiles decreased 85.6%, from RMB 25.7 million (US$ 3.8 million) for the six months ended June 30, 2019 to RMB 3.7 million (US$ 0.5 million) for the six months ended June 30, 2020.

Polished glazed tiles. Revenue from polished glazed tiles decreased 76.3%, from RMB 17.3 million (US$ 2.6 million) for the six months ended June 30, 2019 to RMB 4.1 million (US$ 0.6 million) for the six months ended June 30, 2020. The polished glazed tiles, which was launched in second quarter of 2011, represents both a functional and cost-effective replacement for actual marble or stone materials used in a decorative fashion inside homes. The polished glazed tiles are larger than our other tiles.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2020 and June 30, 2019:

Cost of sales RMB (‘000)	2020	Percentage	2019	Percentage
Porcelain	29,826	76.8%	117,703	72.6%
Glazed Porcelain	786	2.1%	2,693	1.6%
Glazed	795	2.0%	2,712	1.7%
Rustic	3,347	8.6%	22,626	14.0%
Polished Glazed	4,094	10.5%	16,385	10.1%
Total	38,848	100.00%	162,119	100.00%

Cost of sales was RMB 38.8 million (US$ 5.5 million) for the six months ended June 30, 2020 compared to RMB 162.1 million (US$ 23.9 million) for the six months ended June 30, 2019, representing a decrease of RMB 123.3 million, or 76.1%. The decrease in cost of sales was primarily due to decreased sales and production.

Gross profit. The following table breaks down of our gross profit (loss) and gross profit (loss) margin by product segment for the six months ended June 30, 2020 and June 30, 2019:

	2020		2019
RMB (‘000)	Gross Profit (Loss)	Profit (Loss) Margin	Gross Profit	Profit Margin
Porcelain	655	2.1%	11,032	8.6%
Glazed Porcelain	(150)	(23.5)%	(128)	(5.0)%
Glazed	66	7.7%	366	11.9%
Rustic	360	9.7%	3,098	12.0%
Polished Glazed	8	0.2%	944	5.5%
All products	939	2.4%	15,312	8.6%

Gross profit was RMB 939,000 (US$ 0.13 million) for the six months ended June 30, 2020, as compared to a gross profit of RMB 15.3 million (US$ 2.3 million) for the six months ended June 30, 2019, a decrease of RMB 14.4 million.

Other income. Other income for the six months ended June 30, 2020 was RMB 9.8 million (US$ 1.4 million), as compared to RMB 7.1 million (US$ 1.1 million) for the same period of 2019. For both 2020 and 2019, other income was mainly the leasing income from leasing out one of the production lines from our Hengdali facility pursuant to an eight-year lease contract. In addition, we had RMB 2,437,000 in technology consulting income from our newly incorporated subsidiary Chengdu Future during the six months ended June 30, 2020.

Selling and distribution expenses. Selling and distribution expenses were RMB 5.2 million (US$ 0.7 million) for the six months ended June 30, 2020, compared to RMB 5.7 million (US$ 0.8 million) for the six months ended June 30, 2019, representing an decrease of RMB 469,000, or 8.8%.The decrease was mainly due to decreased payroll expense by RMB 99,000 and decreased advertising expense by RMB 200,000.

Administrative expenses. Administrative expenses were RMB 14.7 million (US$ 2.1 million) for the six months ended June 30, 2020, compared to RMB 15.9 million (US$ 2.3 million) for the six months ended June 30, 2019, representing a decrease of RMB 1.2 million, or 7.5%. The decrease was mainly due to decreased research and development expenses of RMB 6.4 million which were partly offset by (i) an increase in administrative expenses attributable to the new subsidiaries of RMB 3.5 million, (ii) an increase in audit-related fees of RMB 0.2 million, (iii) an increase in consulting fees of RMB 0.8 million, (iv) an increase in legal fees of RMB 0.5 million, and (v) an increase in other miscellaneous expenses of RMB 0.2 million.

Bad debt expense. Bad debt expense was RMB 101.8 million (US$ 14.4 million) for the six months ended June 30, 2020, compared to RMB 193.9 million (US$ 28.6 million) for the six months ended June 30, 2019. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments, first effective for year 2018. We believe that we have undertaken appropriate measures to resolve the bad debt expense. We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Finance costs. Finance costs were RMB 418,000 (US$ 0.06 million) for the six months ended June 30, 2020, compared to RMB 157,000 (US$ 0.02 million) for the six months ended June 30, 2019. The increase was mainly due to the increase of interest expense on operating lease liabilities. We adopted IFRS 16 during the year ended December 31, 2019, and recognized lease liabilities for leases with a term that is longer than one year. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The difference between the actual payment and lease liabilities was the interest expense.

Other expenses. Other expenses were RMB nil (US$ nil) for the six months ended June 30, 2020, as compared to RMB 9,000 (US$ 1,330) for the six months ended June 30, 2019, representing a decrease of RMB 9,000 or 100.0%. The decrease in other expenses were mainly due to the decreased exchange loss for the six months ended June 30, 2020.

Loss before taxation. Loss before taxation was RMB 111.4 million (US$ 15.8 million) for the six months ended June 30, 2020, as compared to a loss before taxation of RMB 193.2 million (US$ 28.5 million) for the six months ended June 30, 2019. The decrease in loss before taxation was mainly due to a decrease in bad debt expense and an increase in other income, which was partly offset by a decrease in gross profit for the six months ended June 30, 2020.

Income taxes. We incurred an income tax expense of RMB 85,000 (US$ 12,000) for the six months ended June 30, 2020 compared to an income tax expense of RMB 27,000 (US$ 4,000) for the six months ended June 30, 2019. Our PRC statutory enterprise income tax rate was 25% for the six months ended June 30, 2020 and June 30, 2019.

Loss attributable to shareholders. Loss attributable to shareholders was RMB 111.5 million (US$ 15.8 million) for the six months ended June 30, 2020, as compared to a loss attributable to shareholders of RMB 193.2 million (US$ 28.5 million) for the six months ended June 30, 2019. The decrease in net loss attributable to shareholders in 2020 was for the reasons described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2020 and June 30, 2019:

RMB (‘000)	2020	2019
Net cash generated from operating activities	1,312	9,756
Net cash generated from investing activities	2,785	1,719
Net cash generated from / (used in) financing activities	1,264	(10,995)
Net cash flow	5,361	480
Cash and cash equivalents at beginning of period	8,212	9,016
Effect of foreign exchange rate differences	(91)	(51)
Cash and cash equivalents at end of period	13,482	9,445

We have historically financed our liquidity requirements mainly through operating cash flow, bank loans and issuance of new shares. We believe that we will generate sufficient cash from operations to meet our needs for the next twelve months.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

On April 19, 2018, the Company entered into a securities purchase agreement with certain individual investors relating to a registered direct offering, issuance and sale of an aggregate of 770,299 of its shares (pre-reverse stock split), at a purchase price of $1.56 per share (pre-reverse stock split), the closing price of the Company’s equity securities as reported on Nasdaq on the same date. The gross proceeds to the Company from the Offering, before deducting the Company’s estimated offering expenses, were approximately US$ 1.2 million. The Offering closed on April 23, 2018. Proceeds from the Offering were used for working capital and general corporate purposes. There were no discounts or brokerage fees associated with this Offering.

On November 29, 2018, the Company announced and on December 4, 2018, the Company closed a public offering of its common shares (and common stock warrants) with net proceeds of RMB 7,332,000 (US$ 1.07 million). The gross proceeds were RMB 8,732,000 (US$ 1.27 million) and related commission and legal expense was RMB 1,400,000 (US $203,600). The Company used the net proceeds from the offering to fund inventory, distribution expenses, vendor obligations outside of the PRC, as well as for general corporate and working capital purposes. In connection with the offering, the Company issued 1,000,000 common shares (pre-reverse stock split) at the price of US$ 1.27 per share (pre-reverse stock split), with each common share coupled with a warrant (500,000 warrants in the aggregate) (pre-reverse stock split) to purchase one common share. The common shares and the warrants were sold as units, but are immediately separable and will be issued separately. The warrants have an exercise price of US$ 1.27 per share (pre-reverse stock split). The warrants will be exercisable on or after the date of issuance and will terminate on the five-year anniversary of the date of issuance. The Placement Agent also receive five-year warrants to purchase up to 50,000 common shares (pre-reverse stock split), which such Compensation Warrants will have substantially the same terms as the warrants sold in the offering, except that such Compensation Warrants will have an exercise price of US$ 1.5875 per share (pre-reverse stock split) or 125% of the public offering price and will terminate on the five year anniversary of the effective date of this offering.

On December 16, 2019, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,200,000 common shares (pre-reverse stock split), at a purchase price of $0.75 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, the Company also sold warrants to purchase 1,200,000 common shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $900,000. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.82 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement took place on December 18, 2019. The Company received net proceeds from the transactions of approximately $748,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses. The net proceeds received by the Company from the transactions will be used for working capital and general corporate purposes. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.9375 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

On January 8, 2020, the Company executed a subscription agreements in connection with a $500,000 private placement of its ordinary shares with three accredited investors at the price of $0.75 per share (pre-reverse stock split). The Company agreed to register the shares sold in the Offering for resale no later than 270 days after the closing of the Offering. There were no discounts or brokerage fees associated with this Offering. The net proceeds of the Offering will be used for working capital and general corporate purposes.

 On May 22, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for the sale by the Company of 1,102,950 common shares (pre-reverse stock split), at a purchase price of $0.68 per share (pre-reverse stock split). Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 1,102,950 common shares (pre-reverse stock split). The Company sold the Common Shares and Warrants for aggregate gross proceeds of $750,006. Subject to certain beneficial ownership limitations, the five-year Warrants will be initially exercisable on the six-month anniversary of the issuance date at an exercise price equal to $0.79 per share (pre-reverse stock split), and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on May 27, 2020. The net proceeds from the transactions will be approximately $595,000, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes. The Placement Agent also received five-year warrants to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $0.85 per share (pre-reverse stock split) and will terminate on the five year anniversary of the effective date of this offering.

Cash flows from operating activities.

Our net cash generated from operating activities was RMB 1.3 million (US$ 0.2 million) for the six months ended June 30, 2020, a decrease of RMB 8.5 million as compared to a cash inflow of RMB 9.8 million for the six months ended June 30, 2019. The decrease of cash inflow was mainly due to a decrease in operating cash flows before working capital changes by RMB 7.1 million, and a decrease of cash inflow on accrued liabilities and other payables by RMB 1.4 million.

Cash flows from investing activities.

Net cash generated from investing activities for the six months ended June 30, 2020 was RMB 2.8 million (US$ 0.4 million), compared to RMB 1.7 million cash inflow for the six months ended June 30, 2019. The increase of cash inflow was mainly due to the decrease in restricted cash.

Cash flows from financing activities.

Net cash generated from financing activities was RMB 1.3 million (US$ 0.2 million) for the six months ended June 30, 2020, compared to a cash outflow of RMB 11.0 million for the six months ended June 30, 2019; we had cash inflow from issuance of share capital of RMB 8.1 million and advance from related parties of RMB 7.8 million for the six months ended June 30, 2020, but offset with payment of lease liabilities of RMB 14.6 million; we had cash inflow from proceeds from warrants exercised of RMB 2.9 million for the six months ended June 30, 2019, but offset with payment of lease liabilities of RMB 13.9 million.

Cash and bank balances were RMB 13.5 million (US$ 1.9 million) as of June 30, 2020, as compared to RMB 9.45 million as of June 30, 2019.

As of June 30, 2020, our total outstanding bank loan amounts were nil.

Inventory Management

Our inventory is comprised of raw materials, work in progress and finished goods. Raw materials are purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces and comprise mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. Our production of ceramic tiles is based on customers’ orders. In doing so, we minimize storage space and maintain a relatively low inventory level of finished products. Our inventory turnover for the six months ended June 30, 2020 and June 30, 2019 are as follows:

	2020	2019
Inventories (RMB’000)	186,425	91,519
Inventory turnover (days) (1)	824	122

(1)	The average inventory turnover is computed based on the formula: (simple average opening and closing inventories balance in a financial year / cost of sales) × 182 days.

There was no write-down of inventory for the six months ended June 30, 2020 and June 30, 2019.

Credit Management

Credit terms to our customers

We grant credit terms to our customers based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a products’ return policy. Considering the challenging market conditions in China’s real estate industry, we provide a collection period of 150 days or longer to address the funding pressures of our distributors. Our trade receivables was 422 days as of June 30, 2020, with this figure primarily due to the slow collection of our trade receivables as a result of tight cash flow as reported by our customers due to the COVID-19 pandemic. Other customers were granted a credit period of 120 days or longer. In the six months ended June 30, 2020 and June 30, 2019, we recorded RMB 101.8 million (US$ 14.4 million) and RMB 193.9 million, respectively, for provision for bad debt related to the amount of outstanding trade receivables that did not conform with the Company’s credit policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded a Top 500 Brand award, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover for the six months ended June 30, 2020 and June 30, 2019 are as follows:

	2020	2019
Trade receivables (RMB’000)	35,248	78,800
Trade receivables turnover (days) (1)	422	134

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average opening and closing trade receivables balance, net of value-added tax in fiscal year / revenue) × 182 days.

 Credit terms from our suppliers

Our typical credit terms from our major suppliers are from 1 to 4 months after the raw materials have been delivered. Our average trade payables’ turnover days for the six months ended June 30, 2020 and June 30, 2019 are as follows:

	2020	2019
Trade payables (RMB’000)	11,371	41,699
Trade payables turnover (days) (1)	69	32

(1)	The average trade payables’ turnover is computed based on the formula: (simple average opening and closing trade payables balance, net of value-added tax in facial year / purchases) × 182 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment.

There were no capital expenditures for the six months ended June 30, 2020.

Contractual Obligations

Our contractual obligations consist mainly of debt obligations, operating lease obligations and other purchase obligations and commitments, and will be paid off with our cash flow from operations. The following table sets forth a breakdown of our contractual obligations (including both interest and principal cash flows) as of June 30, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations (1)	-	-	-	-	-
Operating purchase obligations (2)	64,342	14,686	29,394	20,262	-

Total	64,342	14,686	29,394	20,262	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostel from non-related parties under non-cancellable operating lease arrangements.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

The general annual inflation rate in China was approximately 1.5% in 2018, and 2.9% in 2019 according to the National Bureau of Statistics. Our results of operations may be affected by inflation, particularly rising prices for energy, labor costs, raw materials and other operating costs. If China’s inflation increases or the prices of energy or raw materials increase, we may not be able to pass the resulting increased costs to our customers and this may adversely affect our profitability or cause us to suffer operating losses.”

FINANCIAL RISK MANAGEMENT

We are exposed to financial risks arising from our operations and the use of financial instruments. The key financial risks included credit risk, liquidity risk, interest rate risk, foreign currency risk and market price risk.

We do not hold or issue derivative financial instruments for trading purposes or to hedge against fluctuations, if any, in interest rates and foreign exchange rates.

(i)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss us. Our exposure to credit risk arises primarily from bank balances and trade receivables. For trade receivables, we adopt the policy of dealing only with customers of appropriate credit history to mitigate credit risk. For other financial assets, we adopt the policy of dealing only with high credit quality counterparties.

As we do not hold any collateral, the maximum exposure to credit risk for each class of financial assets is the carrying amount of that class of financial assets presented on the consolidated statements of financial position.

Cash and bank balances

Our bank deposits are placed with reputable banks in the PRC, Hong Kong and the United States. The credit exposure of our cash and bank balances (excluding restricted cash) as of June 30, 2020 and December 31, 2019 were RMB 13,482,000 and RMB 8,212,000, respectively.

(ii)	Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at close to its fair value.

Our exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. Our objective is to maintain a balance between continuity of funding and flexibility through the use of stand-by credit facilities.

The table below summarizes the maturity profile of the liabilities based on contractual undiscounted payments:

	As of June 30, 2020
	Within 1 year	More than 1 year but less than 3 years	Total
	RMB’000	RMB’000	RMB’000
Trade payables	11,371	-	11,371
Amounts owed to related parties	43,997	-	43,997
Interest-bearing bank borrowings(1)	-	-	-
Total	55,368	-	55,368

(1)	Includes contractual interest payments

We intend to ensure that there are adequate funds to meet all its obligations in a timely and cost-effective manner. We intend to maintain a sufficient level of cash and cash equivalents and have available an adequate amount of committed credit facilities from financial institutions to meet our liquidity requirements in the short and longer term.

(iii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market interest rates.

Our interest-bearing bank deposits and borrowings were nil as of June 30, 2020 and December 31, 2019.

(iv)	Foreign currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk arises when transactions are denominated in foreign currencies.

Our operations are primarily conducted in the PRC. All the sales and purchases transactions are denominated in RMB. As such, our operations are not exposed to exchange rate fluctuation.

As at June 30, 2020 and December 31, 2019, nearly all of our monetary assets and monetary liabilities were denominated in RMB except certain bank balances and other payables which were denominated in US dollars.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements, which have been prepared in accordance with International Accounting Standard (“IAS”) as issued by the International Accounting Standards Board (“IASB”), requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

See Note 2 to our condensed consolidated interim financial statements, “Basis of Preparation and Summary of Significant Accounting Policies.”

Critical accounting estimates and assumptions

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key sources of estimation uncertainty and key assumptions concerning the future at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful lives and impairment assessment of property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Property, plant and equipment are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Useful lives and impairment assessment of investment property

Investment properties are stated at cost less accumulated depreciation and identified impairment losses. The estimation of useful lives impacts the level of annual depreciation expenses recorded. Investment properties are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires management’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the relevant asset’s carrying amount is written down to the recoverable amount and the amount of the write-down is charged against profit or loss.

Impairment loss recognized in respect of property, plant and equipment

As of June 30, 2020, the carrying amount of property, plant and equipment was approximately RMB 29,000 (December 31, 2019: RMB 35,000). No impairment loss was recognized in the six months ended June 30, 2020 and 2019. Determining whether property, plant and equipment are impaired requires an estimation of the recoverable amount of the property, plant and equipment. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of investment property

As of June 30, 2020, the carrying amount of investment property was nil (December 31, 2019: nil). No impairment loss was recognized in the six months ended June 30, 2020 and 2019. Determining whether an investment property is impaired requires an estimate of the recoverable amount of the investment property. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Impairment loss recognized in respect of land use rights

As of June 30, 2020, the carrying amount of land use rights was nil (December 31, 2019: nil). No impairment loss was recognized in the six months ended June 30, 2020 and 2019. Determining whether land use rights are impaired requires an estimate of the recoverable amount of the land use rights. Such an estimate was based on certain assumptions which are subject to uncertainty and might materially differ from the actual results.

Income tax

The Company has exposure to income taxes in the PRC. Significant judgment is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for expected tax issues based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of financial assets (trade receivables)

The Company recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables, amounts due from related parties, restricted cash, bank balances and cash). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company applies the IFRS 9 simplified approach to measure ECL which uses a lifetime ECL for all trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

The Company recognized bad debts of RMB 101.8 million and RMB 193.9 million for the six months ended June 30, 2020 and 2019, respectively.

Net realizable value of inventories

Net realizable value of inventories is management’s estimate of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on current market conditions and the historical experience of selling products of a similar nature and could change significantly as a result of various market factors.

Share-based payment transaction

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield, and the assumptions as to these components.

Exhibit No.	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 29, 2020